December 15, 2005



Mr. Robert Messey
Chief Financial Officer
Arch Coal, Inc.
One City Place Drive, Suite 300
St. Louis, MO  63141



	Re:	Arch Coal, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
      Filed March 11, 2005
		Form 10-Q for Nine Months Ended September 30, 2005
      Filed November 9, 2005
		File No. 001-13105



Dear Mr. Messey:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Report of Independent Registered Public Accounting Firm, page II-
40

1. We note the language in your auditor`s report indicating the audit of your financial statements was conducted in accordance with auditing standards generally accepted in the United States, without reference to the PCAOB auditing standards. Additionally, the opinion paragraph indicates that only two years have been audited, while the opening paragraph suggests the audit may cover all three years. There appears to be some inconsistency between this report and the audit opinion concerning your internal control over financial reporting presented on page II-38. Please consult with your auditor as to the actions that will be necessary to remedy these items and for you to comply with the guidance in Rules 2-02 and 3-02 of Regulation S-X.

Note 20 - Commitments and Contingencies, page II-78

2. We note your disclosure that you agreed to indemnify another member of Arch Western against certain tax liabilities in the event such liabilities arise, and depending on timing of any such indemnification obligation, it could have a material adverse effect on your business, results of operations and financial condition.

Please expand your disclosure to include the information required under FIN 45, paragraph 13, such as the term of your guarantee, current carrying amount of any liability recorded, maximum potential amount of future payments that you could be required to make under your guarantee, and the nature of any recourse provisions.

Quarterly Financial Information, page II-82

3. Please expand your disclosure to include gross profit, as required by Item 302(a)(1) of Regulation S-K. Please ensure that any depreciation, depletion and amortization amounts attributable to your cost of sales are included in your gross profit measures.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;

* staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


	You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

								Sincerely,



								Karl Hiller
								Branch Chief
Mr. Robert Messey
Arch Coal, Inc.
December 15, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010